Simpson Thacher & Bartlett llp

2475 hanover street palo alto, ca 94304

telephone: +1-650-251-5000 facsimile: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

November 29, 2023

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), and in connection with the Registration Statement on Form S-1 (File No. 333-275004), initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 and as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on October 26, 2023 and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed on November 15, 2023 (as amended by Amendment No. 1 and Amendment No. 2, the “Registration Statement”), we hereby submit Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter, dated November 24, 2023 (the “comment letter”), and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of Amendment No. 3 showing changes from Amendment No. 2.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 3. Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3.

Management's discussion and analysis of financial conditions and results of operations, page 60

1.	We note your response to our prior comment one and your restored disclosure. Please expand your results of operations discussion for nine months ended September 30, 2023, to discuss and analyze how the acquired solutions with relatively higher cost of revenues impacted the change in total cost of revenue as a percentage of reported revenue. Also, since your recent acquisitions “primarily generate volume-based revenue, with a higher cost of revenue relative to the cost of revenue for other Waystar solutions,” disclose if this is a known trend that is reasonably likely to have a favorable or unfavorable impact on your cost of revenues and income from continuing operations. We refer to guidance in Item 303(b)(2)(ii) of Regulation S-K.

The Company advises the Staff that there was only an approximate 40 basis point difference as a percentage of revenues for the cost of revenue (exclusive of depreciation and amortization) for the nine months ended September 30, 2023 (31.2%) compared to the nine months ended September 30, 2022 (30.8%). As such, the Company does not consider the difference to be material and respectfully submits that, in accordance with the guidance provided in Item 303(b)(2)(ii) of Regulation S-K, such difference is not required to be further discussed in the results of operations discussion for the nine months ended September 30, 2023 and 2022. The Company notes that the percentage for the year ended December 31, 2022 was 30.5%, which is comparable to the percentages for both the nine months ended September 30, 2023 and 2022 periods. These percentages fully reflect the higher cost of revenue for the volume-based revenue generated by the acquired solutions, and the Company does not expect any further material impact to its cost of revenues or income from continuing operations for future periods as a result of such acquisitions. The Company further advises the Staff that it has revised the disclosure on page 61 to state that the impact of the higher cost of revenue associated with the additional volume-based revenue generated by the specified acquisitions is not expected to materially change post-acquisition.

2.	Regarding your segments and response to our prior comment one:

• Tell us what financial information is provided to your company’s chief operating decision maker (i.e., CODM) and the frequency in which it is provided.

• Tell us the title and describe the role of each of the individuals who reports to your CODM.

• Tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings.

The Company advises the Staff of the following:

•	The Company compiles and provides a monthly reporting package to its chief operating decision maker (the “CODM”) to facilitate the review of its operational performance, make decisions regarding resource allocation as well as for approval of budgets and forecasts. Financial results and metrics are presented, reviewed and evaluated for the Company as a whole, at the consolidated level. The reporting package includes actual, plan, prior year information and variance on P&L, balance sheet and cash flow line items, client operational information, bookings, Adjusted EBITDA, selective financial ratios, customer analytics, revenue retention and client operations information, in each case, at a consolidated level. Although supplemental disaggregated revenue and customer information is also included in such monthly reporting package, that information is not sufficient to evaluate profitability at a disaggregated level and no other discrete financial information (including operating expense metrics or any other profitability metric on a disaggregated basis) is provided. In addition, the key profitability metric the CODM evaluates to make resource allocation decisions is Adjusted EBITDA, which is only available on a consolidated level. Due to the fact that the CODM only uses consolidated operating results and other consolidated financial information in the allocation of resources and assessment of Company performance, the Company is of the view that it only has one operating segment and thus has only one reportable segment.

•	The CODM is the Company’s CEO. He is the highest-ranking member of executive management within the Company and has seven direct C-suite members reporting to him, as listed below. Together with the direct reports mentioned below, this comprises the executive leadership team (the “ELT”).

o	Chief Technology Officer – Head of technology function

o	Chief Transformation Officer – Head of client experience and business operations functions

o	Chief Business Officer – Head of sales, M&A and strategy functions

o	Chief Legal & Administrative Officer – Head of legal function

o	Chief Marketing Officer – Head of marketing function

o	Chief Financial Officer – Head of finance and financial reporting functions

o	Chief People Offer – Head of human resources function

•	This executive leadership team meets on weekly basis at which each functional area leader provides an update regarding applicable items included in the monthly reporting package discussed above and other pertinent items for the group. The Company’s ultimate decision-making authority rests with the CEO who is responsible for operating the business and guides the Company’s strategic direction, including allocating resources to accomplish organizational initiatives, entering into significant contracts, acquisitions and divestitures, significant capital expenditures, key personnel staffing, and approving operating budgets. The members of the ELT, aside from the CODM, are functional leaders over their particular areas of expertise, rather than being directly accountable for the operating activities, financial results, forecasts, or plans for a type of customer, product or service.

In addition, the Company advises the Staff that it has no business units or product segments and no regional or general managers. The Company has centralized corporate functions, such as shared sales and marketing and research and development functions, which serve the consolidated business and are not organized by region, product line or otherwise. Further, the Company’s senior leadership compensation structure is based on consolidated performance metrics, and not on any specific product line or functional area they support.

The Company operates under a single operating strategy, which is to provide healthcare organizations with mission-critical cloud software that simplifies healthcare payments. The Company believes this requires it to provide both patient payments as well as provider solutions in order to provide a single comprehensive and holistic healthcare payment platform to its clients. The Company’s patient payments and provider solutions are part of a single business and are interdependent, and, as a result, resource allocation decisions made by the CODM generally impact the success of the overall business and do not have a targeted impact on any individual product or solution. For this reason, the Company does not allocate shared operating expenses to individual products or solutions for management reporting purposes, and resource allocation decisions are based on consolidated operating results. This is evidenced by the fact that the Company’s financial planning and accounting systems are not currently designed to budget, record transactions, or otherwise allocate shared costs for the purpose of reporting operating margin at the product or solution level or at any other level of disaggregation.

The Company advises the Staff that although it provides certain information in Amendment No. 3 regarding third-party costs for patient payment solutions as compared to third-party costs for provider solutions, such information does not include any internal cost allocations and therefore is not sufficient to evaluate profitability at a disaggregated level and is not reviewed by the CODM. In addition, such direct costs are exclusive of significant costs included in cost of revenue and therefore do not allow the Company to calculate gross margins by product line. Such direct costs also do not include other operating expenses and do not represent discrete financial information necessary to effectively manage the business. As noted above, the CODM and the Company do not review or evaluate cost of revenues or margins for any particular product type and only revenue and customer information, as well as third-party direct costs, are available by product lines.

Based on the foregoing, the Company maintains it has one operating segment because the CODM assesses financial performance and makes decisions with regard to resource allocation at the total Company level based on the Company’s overall financial results of operations. The Company’s products are delivered to customers via a single Waystar software platform and therefore internal operating costs related to the platform are not allocable by product offering, nor is there a sufficient basis to do so for purpose of allocating capital and resources. The Company believes providing financial information by a single operating segment is consistent with management’s organization of the Company to make operating decisions and assess performance, and believes that reporting its product lines as more than one operating segment would not add to stakeholders’ understanding of the Company.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,
/s/ William B. Brentani William B. Brentani /s/ Hui Lin Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer
Matthew R. A. Heiman, Chief Legal & Administrative Officer
Waystar Holding Corp.

Jason M. Licht
Christopher J. Clark
Latham & Watkins LLP